SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In April, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7,864,300	0.0502	0.0502
Shares	Common				13,640,747	0.0871	0.0871

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Itaú Corretora	Sell	01	1,100	17.10	18,810.00
			Total Sell		1,100	18,810.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7,864,300	0.0502	0.0502
Shares	Common				13,639,647	0.0871	0.0871

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  April, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,224,159,968		71.6458	71.6458

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Brasil Plural	Buy	01	300	16.82	5,046.00
Shares	Common	Brasil Plural	Buy	01	4,400	16.83	74,052.00
Shares	Common	Brasil Plural	Buy	01	3,400	16.84	57,256.00
Shares	Common	Brasil Plural	Buy	01	3,400	16.85	57,290.00
Shares	Common	Brasil Plural	Buy	03	13,800	17.03	235,014.00
Shares	Common	Brasil Plural	Buy	03	18,900	17.04	322,056.00
Shares	Common	Brasil Plural	Buy	03	78,200	17.05	1,333,310.00
Shares	Common	Brasil Plural	Buy	03	25,500	17.06	435,030.00
Shares	Common	Brasil Plural	Buy	03	14,500	17.07	247,515.00
Shares	Common	Brasil Plural	Buy	03	12,800	17.08	218,624.00
Shares	Common	Brasil Plural	Buy	04	90,000	16.90	1,521,000.00
Shares	Common	Brasil Plural	Buy	04	41,500	16.92	702,180.00
Shares	Common	Brasil Plural	Buy	04	25,500	16.93	431,715.00
Shares	Common	Brasil Plural	Buy	04	15,200	16.94	257,488.00
Shares	Common	Brasil Plural	Buy	04	8,000	16.95	135,600.00
Shares	Common	Brasil Plural	Buy	04	32,800	16.96	556,288.00
Shares	Common	Brasil Plural	Buy	04	16,300	16.97	276,611.00
Shares	Common	Brasil Plural	Buy	04	64,400	16.98	1,093,512.00
Shares	Common	Brasil Plural	Buy	04	49,700	16.99	844,403.00
Shares	Common	Brasil Plural	Buy	04	45,300	17.00	770,100.00
Shares	Common	Brasil Plural	Buy	04	42,100	17.01	716,121.00
Shares	Common	Brasil Plural	Buy	04	9,200	17.02	156,584.00
Shares	Common	Brasil Plural	Buy	04	50,000	17.05	852,500.00
Shares	Common	Brasil Plural	Buy	07	4,900	16.82	82,418.00
Shares	Common	Brasil Plural	Buy	07	25,000	16.83	420,750.00
Shares	Common	Brasil Plural	Buy	07	39,300	16.84	661,812.00
Shares	Common	Brasil Plural	Buy	07	92,200	16.85	1,553,570.00
Shares	Common	Brasil Plural	Buy	07	2,200	16.86	37,092.00
Shares	Common	Brasil Plural	Buy	07	23,700	16.87	399,819.00
Shares	Common	Brasil Plural	Buy	07	17,000	16.88	286,960.00
Shares	Common	Brasil Plural	Buy	07	40,500	16.89	684,045.00
Shares	Common	Brasil Plural	Buy	07	110,800	16.90	1,872,520.00
Shares	Common	Brasil Plural	Buy	07	25,700	16.91	434,587.00
Shares	Common	Brasil Plural	Buy	07	28,800	16.92	487,296.00
Shares	Common	Brasil Plural	Buy	07	22,600	16.93	382,618.00
Shares	Common	Brasil Plural	Buy	07	37,700	16.94	638,638.00
Shares	Common	Brasil Plural	Buy	07	16,000	16.95	271,200.00
Shares	Common	Brasil Plural	Buy	07	2,500	16.97	42,425.00
Shares	Common	Brasil Plural	Buy	07	1,100	16.98	18,678.00
Shares	Common	Brasil Plural	Buy	07	3,000	16.99	50,970.00
Shares	Common	Brasil Plural	Buy	07	7,000	17.00	119,000.00
Shares	Common	Brasil Plural	Buy	08	400	16.72	6,688.00
Shares	Common	Brasil Plural	Buy	08	38,100	16.73	637,413.00
Shares	Common	Brasil Plural	Buy	08	56,100	16.74	939,114.00
Shares	Common	Brasil Plural	Buy	08	105,400	16.75	1,765,450.00
Shares	Common	Brasil Plural	Buy	08	1,900	16.76	31,844.00
Shares	Common	Brasil Plural	Buy	08	12,500	16.77	209,625.00
Shares	Common	Brasil Plural	Buy	08	39,100	16.78	656,098.00
Shares	Common	Brasil Plural	Buy	08	46,700	16.79	784,093.00
Shares	Common	Brasil Plural	Buy	08	49,800	16.80	836,640.00
Shares	Common	Brasil Plural	Buy	09	12,400	16.63	206,212.00
Shares	Common	Brasil Plural	Buy	09	7,100	16.64	118,144.00
Shares	Common	Brasil Plural	Buy	09	94,300	16.65	1,570,095.00
Shares	Common	Brasil Plural	Buy	09	13,800	16.66	229,908.00
Shares	Common	Brasil Plural	Buy	09	10,100	16.67	168,367.00
Shares	Common	Brasil Plural	Buy	09	8,400	16.68	140,112.00
Shares	Common	Brasil Plural	Buy	09	2,500	16.69	41,725.00
Shares	Common	Brasil Plural	Buy	09	11,000	16.70	183,700.00
Shares	Common	Brasil Plural	Buy	09	4,700	16.71	78,537.00
Shares	Common	Brasil Plural	Buy	09	7,200	16.72	120,384.00
Shares	Common	Brasil Plural	Buy	09	7,900	16.73	132,167.00
Shares	Common	Brasil Plural	Buy	09	11,100	16.74	185,814.00
Shares	Common	Brasil Plural	Buy	09	6,400	16.75	107,200.00
Shares	Common	Brasil Plural	Buy	09	8,300	16.79	139,357.00
Shares	Common	Brasil Plural	Buy	09	4,100	16.80	68,880.00
Shares	Common	Brasil Plural	Buy	10	5,100	16.75	85,425.00
Shares	Common	Brasil Plural	Buy	10	3,800	16.79	63,802.00
Shares	Common	Brasil Plural	Buy	10	60,500	16.80	1,016,400.00
Shares	Common	Brasil Plural	Buy	10	4,600	16.81	77,326.00
Shares	Common	Brasil Plural	Buy	10	1,700	16.82	28,594.00
Shares	Common	Brasil Plural	Buy	10	3,900	16.83	65,637.00
Shares	Common	Brasil Plural	Buy	10	16,000	16.85	269,600.00
Shares	Common	Brasil Plural	Buy	11	700	16.80	11,760.00
Shares	Common	Brasil Plural	Buy	11	3,500	16.81	58,835.00
Shares	Common	Brasil Plural	Buy	11	7,000	16.82	117,740.00
Shares	Common	Brasil Plural	Buy	11	4,000	16.83	67,320.00
Shares	Common	Brasil Plural	Buy	11	1,500	16.84	25,260.00
Shares	Common	Brasil Plural	Buy	11	4,500	16.85	75,825.00
Shares	Common	Brasil Plural	Buy	14	13,800	17.20	237,360.00
Shares	Common	Brasil Plural	Buy	14	10,500	17.21	180,705.00
Shares	Common	Brasil Plural	Buy	14	14,100	17.22	242,802.00
Shares	Common	Brasil Plural	Buy	14	26,100	17.23	449,703.00
Shares	Common	Brasil Plural	Buy	14	27,900	17.24	480,996.00
Shares	Common	Brasil Plural	Buy	14	43,100	17.25	743,475.00
Shares	Common	Brasil Plural	Buy	15	1,100	16.95	18,645.00
Shares	Common	Brasil Plural	Buy	15	2,300	16.96	39,008.00
Shares	Common	Brasil Plural	Buy	15	3,400	16.97	57,698.00
Shares	Common	Brasil Plural	Buy	15	300	16.98	5,094.00
Shares	Common	Brasil Plural	Buy	15	1,600	16.99	27,184.00
Shares	Common	Brasil Plural	Buy	15	4,900	17.00	83,300.00
Shares	Common	Brasil Plural	Buy	15	8,600	17.01	146,286.00
Shares	Common	Brasil Plural	Buy	15	3,900	17.02	66,378.00
Shares	Common	Brasil Plural	Buy	15	8,600	17.03	146,458.00
Shares	Common	Brasil Plural	Buy	15	9,000	17.04	153,360.00
Shares	Common	Brasil Plural	Buy	15	2,700	17.05	46,035.00
Shares	Common	Brasil Plural	Buy	15	157,200	17.06	2,681,832.00
Shares	Common	Brasil Plural	Buy	15	8,200	17.07	139,974.00
Shares	Common	Brasil Plural	Buy	15	19,100	17.08	326,228.00
Shares	Common	Brasil Plural	Buy	15	15,000	17.09	256,350.00
Shares	Common	Brasil Plural	Buy	15	25,200	17.10	430,920.00
Shares	Common	Brasil Plural	Buy	15	18,100	17.11	309,691.00
Shares	Common	Brasil Plural	Buy	15	5,800	17.12	99,296.00
Shares	Common	Brasil Plural	Buy	15	16,400	17.13	280,932.00
Shares	Common	Brasil Plural	Buy	15	14,300	17.14	245,102.00
Shares	Common	Brasil Plural	Buy	15	35,400	17.15	607,110.00
Shares	Common	Brasil Plural	Buy	15	5,600	17.16	96,096.00
Shares	Common	Brasil Plural	Buy	15	32,400	17.17	556,308.00
Shares	Common	Brasil Plural	Buy	15	26,200	17.18	450,116.00
Shares	Common	Brasil Plural	Buy	15	24,200	17.19	415,998.00
Shares	Common	Brasil Plural	Buy	15	47,100	17.20	810,120.00
Shares	Common	Brasil Plural	Buy	15	1,500	17.21	25,815.00
Shares	Common	Brasil Plural	Buy	15	3,000	17.22	51,660.00
Shares	Common	Brasil Plural	Buy	16	6,200	17.20	106,640.00
Shares	Common	Brasil Plural	Buy	17	120,000	17.39	2,086,800.00
			Total Buy		2,604,100		44,166,259.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,226,764,068		71.6625	71.6625

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  April, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		9,825	0.0001	0.0001

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		9,825	0.0001	0.0001

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer